April 18, 2016

BY EDGAR

J. Nolan McWilliams

Attorney-Advisor

U.S. Securities and Exchange Commission

Office of Transportation and Leisure

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

SiteOne Landscape Supply, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-206444

Dear Mr. McWilliams:

On behalf of SiteOne Landscape Supply, Inc. (the “Registrant”), we are transmitting for filing in electronic format under the Securities Act of 1933, as amended, and the rules and regulations thereunder, Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 3”), relating to a proposed initial public offering of the Registrant’s common stock, par value $0.01 per share.

To facilitate the Staff’s review, the Registrant is providing with the paper copy of this letter three clean copies of Amendment No. 3 and three marked copies of Amendment No. 3 blacklined against the previously filed Amendment No. 2.

The Registrant is also providing with the paper copy of this letter a draft of our opinion as to the legality of the securities being registered, which the Registrant intends to file in a future amendment to the Registration Statement once the offering size has been determined.

Please contact the undersigned via e-mail at pjloughran@debevoise.com or by phone at (212) 909-6375, if you have any questions regarding the Registration Statement.

Respectfully yours,

/s/ Peter J. Loughran

Peter J. Loughran

Enclosures